# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Navigator Holdings Ltd., CIK 0001581804
CUSIP: Y62132108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10 Bressenden Place, London, United Kingdom (X0), SW1E 5DH
Date of event which requires filing of this statement: 03/19/2026
Filed by CIK 0001649312
Persons authorized to receive notices and communications: Nicholas Fell, BW Maritime Pte. Ltd. Mapletree Business, City, #18-01 10 Pasir Panjang Road, Singapore, Singapore (U0), 117438, 65 (0) 6434 5818

## Reporting persons
- BW Group Ltd (CIK 0001649312): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 6,890,748; shared voting power 0; sole dispositive power 6,890,748; shared dispositive power 0; aggregate amount beneficially owned 6,890,748 (11.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Navigator Holdings Ltd.
Address of issuer's principal executive offices: 10 Bressenden Place, London, United Kingdom (X0), SW1E 5DH
Comment:
Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed by BW Group Limited ("BWG"), with respect to the shares of common stock, par value $0.01 per share (the "Common Shares"), of Navigator Holdings Ltd., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at c/o NGT Services (UK) Ltd, 10 Bressenden Place, London, SW1E 5DH, United Kingdom.

This Amendment No. 3 amends and supplements the statement on the Schedule 13D originally filed by BWG with the Securities and Exchange Commission (the "SEC") on December 28, 2020 (the "Original Schedule 13D"), and amended by Amendment No. 1, filed with the SEC on August 18, 2021 and Amendment No. 2, filed with the SEC on June 13, 2024 (collectively with the Original Schedule 13D and this Amendment No. 3, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D. Except as otherwise stated in this Amendment No. 3, the Original Schedule 13D, as amended, remains in full force and effect.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D, including Schedule A, is hereby amended and supplemented as follows:

The registered office of BWG is Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HM EX, Bermuda.

Set forth in Schedule A to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of BWG, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

The response to Item 6 of this Amendment No. 3 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

After giving effect to the Public Offering (as defined below) and the retirement and cancellation of all Common Shares subject to the Share Repurchase (as defined below), BWG may be deemed to beneficially own 6,890,748 Common Shares, representing approximately 11.2% of the outstanding Common Shares. The foregoing beneficial ownership percentage is based on a total of 65,250,444 Common Shares outstanding as disclosed in the Issuer's prospectus supplement filed with the SEC on March 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: After giving effect to the Public Offering and the retirement and cancellation of all Common Shares subject to the Share Repurchase, BWG has sole voting power and sole dispositive power over 6,890,748 Common Shares, representing approximately 11.2% of the outstanding Common Shares. The foregoing percentage is based on a total of 65,250,444 Common Shares outstanding as disclosed in the Issuer's prospectus supplement filed with the SEC on March 20, 2026.
Transactions in the class effected during the past sixty days: The response to Item 6 of this Amendment No. 3 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by BWG identified in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following information:

Secondary Offering

On March 19, 2026, in connection with a registered public secondary offering in the United States (the "Public Offering"), BWG entered into an Underwriting Agreement (the "Underwriting Agreement") by and among BWG, the Issuer, and Citigroup Global Markets Inc., DNB Carnegie, Inc., Fearnley Securities AS and Pareto Securities AS (together, the "Underwriters") for the sale by BWG of 8,000,000 Common Shares to the Underwriters, of which 4,500,000 Common Shares (the "Public Shares") were sold at a price of $16.8875 per share, or $75,993,750 in aggregate proceeds to BWG before expenses and 3,500,000 Common Shares (the "Repurchase Shares") were sold at a price of $17.50 per share (the "Public Offering Price") or $61,250,000 in aggregate proceeds to BWG before expenses. The closing of the sale of the Common Shares by BWG to the Underwriters pursuant to the Underwriting Agreement occurred on March 23, 2026.

Subject to the completion of the Public Offering and pursuant to the Underwriting Agreement, the Issuer repurchased the Repurchase Shares from the Underwriters at the Public Offering Price (the "Share Repurchase").

In connection with the execution of the Underwriting Agreement, BWG agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by BWG of any Common Shares or securities convertible into, or exchangeable or exercisable for, Common Shares, during a 60-day period ending on May 18, 2026, without prior written consent from the Underwriters.

The foregoing descriptions of the Underwriting Agreement does not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which is included as an exhibit to this Amendment No. 3 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

The following documents are filed as exhibits to this Schedule 13D:

Underwriting Agreement, dated March 19, 2026, by and among Navigator Holdings Ltd., BW Group Limited, CitigroupGlobal Markets Inc., DNB Carnegie, Inc., Fearnley Securities AS and Pareto Securities AS (incorporated by reference toExhibit 1.1 to Navigator Holdings Ltd.'s Form 6-K, filed with the Securities and Exchange Commission on March 23, 2026).

https://www.sec.gov/Archives/edgar/data/1581804/000119312526118652/d124350dex11.htm

## Signatures
- BW Group Ltd: /s/ Nicholas John Oxleigh Fell, Nicholas John Oxleigh Fell / Authorized Signatory (03/23/2026)